                               SUPPLEMENT TO THE
                    OFFER TO PURCHASE DATED OCTOBER 23, 1998

                          ACS ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                       AFFILIATED COMPUTER SERVICES, INC.
                             HAS EXTENDED ITS OFFER
                      FOR 8,704,238 SHARES OF COMMON STOCK
                                       OF
                               BRC HOLDINGS, INC.
                                       AT
                              $19.00 NET PER SHARE

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON MONDAY, NOVEMBER 30, 1998, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER 8,704,238 SHARES (APPROXIMATELY 51% OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS.

    THE BOARD OF DIRECTORS OF BRC HOLDINGS, INC. (THE "COMPANY") HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER REFERRED TO HEREIN AND DETERMINED THAT THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.
                            ------------------------

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's shares of common stock, par value $.10 per share of the Company ("Shares") should either (i) complete and sign the Letter of Transmittal previously circulated with the Offer to Purchase or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver it or such facsimile and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with such Letter of Transmittal or facsimile or deliver such Shares pursuant to the procedure for book-entry transfer set forth in
Section 2 of the Offer to Purchase, or (ii) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares.

    A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedure for guaranteed delivery set forth in
Section 2 of the Offer to Purchase including the Notice of Guaranteed Delivery.

    Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Supplement.

November 16, 1998

                    THE INFORMATION AGENT FOR THE OFFER IS:
                             D.F. KING & CO., INC.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                               ------
Introduction..............................................................................................            1

1.  Amended Terms of the Offer............................................................................            1

2.  Price Range of the Shares; Dividends on the Shares....................................................            1

3.  Certain Information Concerning the Company............................................................            2

4.  Certain Information Concerning the Purchaser and Parent...............................................            2

5.  Contacts with the Company; Background of the Offer....................................................            3

6.  Purpose of the Offer; the Merger Agreement; the Stock Tender Agreement................................            5

7.  Certain Legal Matters; Regulatory Matters.............................................................            6

8.  Miscellaneous.........................................................................................            6

To the Holders of Common Stock of BRC Holdings, Inc.:

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase, dated October 23, 1998 (the "Offer to Purchase"), of ACS Acquisition Corporation, a Delaware corporation (the "Purchaser) and a wholly owned subsidiary of Affiliated Computer Services, Inc. a Delaware corporation ("Parent"). Pursuant to this Supplement to the Offer to Purchase (this "Supplement"), the Purchaser has extended the Expiration Date of the Offer to 12:00 Midnight, New York City time, on Monday, November 30, 1998. The Purchaser is offering to purchase 8,704,238 shares of common stock, par value $.10 per share (collectively, the "Shares"), of BRC Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $19.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement, and in the Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

    Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Any statement contained in the Offer to Purchase shall be deemed to be modified or superseded to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer to Purchase and must not be relied upon by holders of Shares. Unless the context requires otherwise, capitalized terms used herein but not otherwise defined herein have the meaning given to such terms in the Offer to Purchase.

    Stockholders who have previously validly tendered and not properly withdrawn their Shares pursuant to the Offer are not required to take any further action to tender their Shares, except as may be required by the guaranteed delivery procedure described in Section 2 of the Offer to Purchase, if such procedure was utilized.

    This Supplement should be read in conjunction with the Offer to Purchase and the Letter of Transmittal, copies of which may be obtained in the manner set forth on the back cover of this Supplement. This Supplement, the Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

1.  AMENDED TERMS OF THE OFFER

    Section 1 of the Offer to Purchase is hereby amended and supplemented by the following:

    Parent and the Purchaser have extended the Expiration Date of the Offer to 12:00 Midnight, New York city time, on Monday, November 30, 1998.

2.  PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

    Section 6 of the Offer to Purchase is hereby amended and supplemented by the following:

    The high and low last reported sales prices per Share from October 23, 1998, the date of the Offer to Purchase, through November 13, 1998 were $18 23/32 and $18 7/16, respectively. On November 13, 1998, the last full day of trading prior to the public announcement of the extension of the Expiration Date and the mailing of this Supplement as reported on the Nasdaq National Market, the last reported sales price per Share was $18 21/32. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

3.  CERTAIN INFORMATION CONCERNING THE COMPANY

    Section 8 of the Offer to Purchase is hereby amended and supplemented by the following:

    FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the information contained in the Company Form 10-K for the year ended December 31, 1997, as well as the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1998, which are incorporated by reference herein. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth under the caption "Available Information" in Section 8 of the Offer to Purchase.

                               BRC HOLDINGS, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                                                 --------------------  ----------------------------------
                                                                   1998       1997        1997        1996        1995
                                                                 ---------  ---------  ----------  ----------  ----------
INCOME STATEMENT:
  Revenues.....................................................  $  93,335  $  79,455  $  107,487  $  100,248  $  103,567
  Income (loss) from continuing operations.....................      9,264      6,955       2,566      (5,612)     11,032
  Discontinued operations, net:
    Income (loss) from operations..............................      1,024       (540)       (655)      4,246        (337)
    Gain on Sale...............................................         --         --      18,339          --          --
      Net Income (loss)........................................  $  10,288  $   6,415  $   20,250  $   (1,366) $   10,695
  Basic EPS:
    Income (loss) before discontinued operations...............  $     .66  $     .50  $      .37  $     (.85) $      .74
    Income (loss) from discontinued operations.................        .07       (.04)       (.09)        .64        (.05)
  Diluted EPS:
    Income (loss) before discontinued operations...............  $     .65  $     .49  $      .36  $     (.85) $     1.68
    Income (loss) from discontinued operations.................        .07       (.04)       (.09)        .64        (.05)

                                                                          AT SEPTEMBER 30,     AT DECEMBER 31,
                                                                          ----------------  ----------------------
                                                                                1998           1997        1996
                                                                          ----------------  ----------  ----------
BALANCE SHEET (AT END OF PERIOD):
  Working capital.......................................................    $     89,805    $   34,851  $   60,361
  Total assets..........................................................         201,501       202,110  $  175,240
  Total long-term debt..................................................              --           144          14
  Total shareholders' equity............................................         176,324       167,428     154,196

4.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT

    Section 9 of the Offer to Purchase is hereby amended and supplemented by the following:

    FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information with respect to Parent excerpted or derived from the information contained in Parent's Form 10-K for the year ended June 30, 1998, as well as Parent's Quarterly Report on Form 10-Q for the three months ended September 30, 1998, which are incorporated by reference herein. More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth under the caption "Available Information" in Section 9 of the Offer to Purchase.

                       AFFILIATED COMPUTER SERVICES, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          THREE MONTHS ENDED
                                            SEPTEMBER 30,              YEAR ENDED JUNE 30,
                                          ------------------  -------------------------------------
                                            1998      1997        1998             1997      1996
                                          --------  --------  -------------      --------  --------
INCOME STATEMENT:
  Revenues..............................  $363,356  $264,994  $   1,189,123      $928,925  $647,608
  Net income............................    18,995    13,450         54,422(1)     49,666    33,525
  Earnings per common share--basic......       .39       .29           1.14(1)       1.08      0.88
  Earnings per common share--assuming
    dilution............................       .37       .28           1.11(1)       1.05      0.85
  Weighted average shares
    outstanding--basic..................    48,269    46,947         47,599        46,136    38,228
  Weighted average shares
    outstanding--assuming dilution......    55,225    48,247         50,487        47,452    39,320

                                                             AT SEPTEMBER 30,             AT JUNE 30,
                                                             ----------------  ----------------------------------
                                                                   1998           1998        1997        1996
                                                             ----------------  ----------  ----------  ----------
BALANCE SHEET (AT END OF PERIOD):
  Working capital..........................................    $    182,137    $  198,118  $  110,866  $   79,928
  Total assets.............................................         985,357       949,798     761,477     636,098
  Total long-term debt (less current portion)..............         249,756       234,848     130,680      57,208
  Cumulative redeemable preferred stock....................              --            --          --       1,100
  Stockholders' equity.....................................         523,555       503,670     427,481     363,204

------------------------

(1) Includes $12,974,000, $8,880,000 net of tax, or $.19 and $.18 per basic and diluted share, respectively, of merger costs incurred by Parent in connection with the merger of a wholly owned subsidiary of Parent with and into ACS Government Solutions Group, Inc. in December 1997.

5.  CONTACTS WITH THE COMPANY; BACKGROUND OF THE OFFER

    Section 11 of the Offer to Purchase is hereby amended and supplemented by the following:

    The following description and the description contained in Section 11 of the Offer to Purchase were prepared by Parent, the Purchaser and the Company. Information about the Company was provided by the Company and neither Parent nor the Purchaser takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, the Purchaser or their representatives did not participate.

    A putative class action complaint entitled Matador Capital Management Corporation ("Matador"), Everglades Partners, L.P., Everglades Offshore Fund, Ltd. and Contrarian Opportunities Fund, L.P. v. BRC Holdings, Inc., ACS Acquisition Corporation, Affiliated Computer Services, Inc., Paul T. Stoffel, L.D. Brinkman, Robert E. Masterson and David H. Monnich C.A. No. 16758-NC was filed on October 30, 1998 in the Court of Chancery of the State of Delaware against the Company, its directors, the Purchaser and Parent by Matador and related companies seeking, among other things, to enjoin the Offer and the Merger. The complaint alleges, among other things, certain misstatements and omissions in certain documents mailed to the Company's stockholders in connection with the Offer, certain breaches of the fiduciary duties of the Company's Board of Directors and the aiding and abetting of such breaches of fiduciary duties by Parent and the Purchaser. The above description of the complaint is qualified in its entirety by reference to the complaint, a copy of which is attached as Exhibit 16 to Amendment No. 1 to the Schedule 14D-1 and is incorporated herein by reference.

    On November 4, 1998, Matador filed with the Commission a Schedule 13D with respect to its ownership of Shares and a Schedule 14D-9 with respect to the Offer. In such filings, Matador stated that it has had discussions with the senior management of the Company over the past 18 months, and may in the future have additional discussions with senior management, concerning various operational and financial aspects of the Company's business. Matador also stated that it may solicit indications of interest from potential purchasers of the Company and may retain one or more investment banking firms to assist it and to explore ways of maximizing long-term stockholder value. Matador stated that it has had and may in the future have discussions with other stockholders regarding various ways of maximizing long-term stockholder value. Matador stated that it may also seek to obtain financing for a bid for the Company alone or with other investors.

    With respect to the contacts that the Company and its representatives had with third parties regarding a possible business combination, as previously discussed in Section 11 of the Offer to Purchase, it is Parent's understanding that these contacts were with approximately 23 companies (other than Parent) during the last three years. Of these companies, approximately half made contacts with or were contacted by, the Company during the period between January and September of 1998. Of these companies, most were provided non-public information concerning the Company. Of the companies with whom the Company had contact during 1998 (other than Parent), four, International Sourcing, Ltd. ("ISL"), Tyler Corporation, Condor Technology Solutions ("Condor") and FYI, Inc. ("FYI"), expressed interest in discussing a business combination with the Company. Discussions between representatives of these interested companies and one or more members of senior management of the Company then took place. Following discussions with senior management of the Company, one of these four companies, ISL, requested and conducted extensive due diligence concerning the Company, its assets and operations. In addition, at the request of Tyler Corporation, representatives of that company made a presentation to the Board on May 14, 1998 regarding Tyler Corporation and its businesses. In that presentation, representatives of Tyler Corporation discussed a number of possible transactions involving the Company, but made no specific proposals. No substantive discussions between Tyler Corporation and the Company followed this presentation.

    ISL had initially approached the Company in October 1997 regarding sponsoring a possible management led buyout. ISL is owned and controlled by Charles M. Young, a co-founder and former director and officer of Parent. Discussions between ISL and the Company continued until July 1998 with ISL expressing interest in leading a management buyout of the Company. In an affidavit filed by Richard Kneipper of ISL in connection the Matador litigation, Mr. Kneipper stated that ISL proposed to Mr. Esping in March 1998 a cash offer between $20-22.50 per Share. On July 6, 1998, in a letter to the Company's Board of Directors, ISL expressed its continued interest in leading a management buyout consisting of an all cash price of $21-22.50 per Share, subject to the completion of additional due diligence, meetings with management and financing. In this letter, ISL also alleged that it had not been accorded the same access and treatment that other potential bidders for the Company were receiving. In a letter dated July 9, 1998 to ISL, the Company's counsel indicated that the Company's Board of Directors had significant concerns about the structure and financing of ISL's management buyout proposal, but stated that the Company would allow ISL to engage in additional financial due diligence. However, in a letter dated July 10, 1998 to ISL, the Company's counsel informed ISL that after further consideration the Company had determined that further discussions with ISL regarding the sponsorship by ISL of a management buyout or other corporate transaction were not in the best interests of the Company or its stockholders. By a letter dated July 29, 1998 from Mr. Kneipper, the Company was informed that ISL was continuing its efforts to finalize financing and its intent, once such financing is in place, was to submit a new offer. To date, the Company has not received any such offer, but in the affidavit filed in connection with the Matador litigation,

Mr. Kneipper stated that ISL remains interested in pursuing negotiations with the Company regarding a transaction at a possible cash price higher than $19.00 per Share, subject to certain conditions.

    At various meetings during August and September 1998, Condor expressed preliminary interest in acquiring the Company at a price of $21.00 per Share, but has failed to respond since October 1, 1998 to contacts by the Company.

    FYI met with Jerrold L. Morrison, President and Chief Operating Officer of the Company, beginning in April 1998 to discuss a possible acquisition of the Company. During one of such meetings in 1998, FYI discussed a cash price between $20.00 to $21.00 per Share. However, FYI deferred its interest shortly thereafter due to other activities and indicated that it would probably approach the Company again around the first to the middle of November 1998 regarding a possible transaction. To date, there have been no further substantive contacts between the Company and FYI.

    With respect to the discussions between the Company and Parent during late June and early July, there were substantive but preliminary discussions among Messrs. Stoffel, Rich and Rexford regarding potential price per Share and the potential structure of the transaction. On June 22, 1998, Mr. Rich called Mr. Stoffel and proposed a cash purchase of the Company's common stock of $18.00 per Share, subject to satisfactory due diligence, negotiation of a definitive merger agreement and approval of the respective boards of directors of Parent and the Company. Mr. Stoffel rejected this proposal, suggesting that Parent should consider a higher proposal price. On June 29, 1998, Messrs. Rich and Rexford called Mr. Stoffel and proposed a $20.00 per Share cash purchase price, subject to the same conditions.

    On July 1, 1998, Mr. Stoffel called Mr. Rexford and made a counter proposal of $21.00 per Share. Later that day, Messrs. Rich, Rexford and Stoffel tentatively agreed to proceed towards a potential transaction whereby Parent would pay $21.00 per Share subject to satisfactory due diligence, negotiation of a definitive merger agreement and approval of the respective boards of directors of Parent and the Company.

    On July 6, 1998, representatives of Parent met with representatives of the Company, including, for the first time several of the Company's operating managers, to continue due diligence. On July 9, 1998, Messrs. Rich and Stoffel held a meeting at Parent's offices at which Mr. Rich advised Mr. Stoffel that, based upon the results of Parent's financial and business due diligence, including its discussions with the Company's operating managers, Parent was no longer interested in pursuing a transaction with the Company at the proposed cash purchase price of $21.00 per Share or otherwise. At that point, discussions between the parties ceased until September 21, 1998, upon which the parties reinitiated their discussions as described in Section 11 of the Offer to Purchase.

    In addition, in connection with the Matador litigation, Mr. Morrison has stated in a deposition that he thinks $19.00 per Share is a low price and that the Company could get the market price of the stock to as high as $35.00 in approximately 18 months if, among other things, the Company were successful in continuing the growth of the business, was aggressive with respect to acquisitions and promoted the Company to the financial community.

6.  PURPOSE OF THE OFFER; THE MERGER AGREEMENT; THE STOCK TENDER AGREEMENT

    Section 12 of the Offer to Purchase is hereby amended and supplemented by the following:

    Pursuant to a letter dated November 16, 1998, Parent and the Purchaser extended the Expiration Date of the Offer to 12:00 Midnight, New York City time, on Monday, November 30, 1998, in accordance with the terms of the Merger Agreement.

    It is estimated that approximately $15 million of the Company's revenues for twelve month period ending September 30, 1998, which are approximately $121 million in the aggregate, relates to businesses of the Company that have either been divested by the Company or may be divested by Parent following the Merger.

    It is the understanding of the Parent that Jerrold L. Morrison, President and Chief Operating Officer of the Company, may have plans to depart from the employment of the Company at some point following consummation of the Merger.

7.  CERTAIN LEGAL MATTERS; REGULATORY MATTERS

    Section 15 of the Offer to Purchase is hereby amended and supplemented by the following:

    STOCKHOLDER LITIGATION. A putative class action complaint entitled Matador Capital Management Corporation, Everglades Partners, L.P., Everglades Offshore Fund, Ltd. and Contrarian Opportunities Fund, L.P. v. BRC Holdings, Inc., ACS Acquisition Corporation, Affiliated Computer Services, Inc., Paul T. Stoffel, L.D. Brinkman, Robert E. Masterson and David H. Monnich C.A. No. 16758-NC was filed on October 30, 1998 in the Court of Chancery of the State of Delaware against the Company, its directors, the Purchaser and Parent by Matador Capital Management and related companies seeking, among other things, to enjoin the Offer and the Merger. The complaint alleges, among other things, certain misstatements and omissions in certain documents mailed to the Company's stockholders in connection with the Offer, certain breaches of the fiduciary duties of the Company's board of directors and the aiding and abetting of such breaches of fiduciary duties by Parent and the Purchaser. The Purchaser and Parent intend to defend vigorously against these allegations. The above description of the complaint is qualified in its entirety by reference to the complaint, a copy of which is attached as Exhibit 16 to Amendment No. 1 to the
Schedule 14D-1 and is incorporated herein by reference.

    ANTITRUST UPDATE. Parent and the Company filed their Notification and Report Forms with respect to the Offer under the HSR Act on October 27, 1998. The waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on November 11, 1998.

8.  MISCELLANEOUS

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither the Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser or Parent becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR PARENT NOT CONTAINED IN THE OFFER TO PURCHASE, THIS SUPPLEMENT OR THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    The Purchaser and Parent have filed with the Commission amendments to the Tender Offer Statement pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the Commission amendments to the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such statements and schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 of the Offer to Purchase (except that they will not be available at the regional offices of the Commission).

    EXCEPT AS AMENDED AND SUPPLEMENTED HEREBY, ALL PROVISIONS OF THE OFFER TO PURCHASE REMAIN UNAFFECTED AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL.

                                          ACS ACQUISITION CORPORATION

    Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                          FIRST CITY TRANSFER COMPANY

    BY HAND/OVERNIGHT COURIER:                            BY MAIL:
     First City Trust Company                     First City Trust Company
        505 Thornall Street                             P. O. Box 170
             Suite 303                          Iselin, New Jersey 08830-0170
     Edison, New Jersey 08837

                                  BY FACSIMILE
                                 (732) 906-9269

    Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:
                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 848-3051

                                       8